UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MoneyOnMobile, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

60937K206

(CUSIP Number)

Dirk Slob
S7 Finance B.V.
Tower A, Level 12

Strawinskylaan, 1209 1077XX

Amsterdam, The Netherlands

+31208081081

With a copy to:

Mara H. Rogers

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York 10019-6022

(212) 318-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60937K206

(1)	Names of Reporting Persons S7 Finance B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) 00
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,583,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,583,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,583,000[1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 89.4%* (see Item 5)
(14)	Type of Reporting Person (See Instructions) HC

(1)	Comprised of (i) a warrant convertible commencing on June 18, 2019 into 34,750,000 shares of Common Stock at an exercise price of $0.02158 per share and (ii) 833,000 shares of Common Stock issuable upon conversion of Series H Convertible Preferred Stock. Until July 19, 2019, conversion of the Series H Convertible Preferred Stock into shares of Common Stock was limited due to a 4.99% beneficial ownership limitation. Excludes 166,600 shares of Common Stock issuable upon exercise of a warrant at an exercise price of $10.00 per share due to a 4.99% beneficial ownership limitation in the warrant.

*	The percentage calculation is based on 4,209,809 shares of Common Stock outstanding, as represented by the Issuer to be outstanding as of March 15, 2019 pursuant to the Securities Purchase Agreement referenced herein.

CUSIP No. 60937K206

(1)	Names of Reporting Persons JSC Siberia Airlines
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,583,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,583,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,583,000[1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 89.4%* (see Item 5)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Comprised of (i) a warrant owned by S7 Finance B.V. convertible commencing on June 18, 2019 into 34,750,000 shares of Common Stock at an exercise price of $0.02158 per share and (ii) 833,000 shares of Common Stock issuable upon conversion of Series H Convertible Preferred Stock owned by S7 Finance B.V. Until July 19, 2019, conversion of the Series H Convertible Preferred Stock into shares of Common Stock was limited due to a 4.99% beneficial ownership limitation. Excludes 166,600 shares of Common Stock issuable upon exercise of a warrant owned by S7 Finance B.V. at an exercise price of $10.00 per share due to a 4.99% beneficial ownership limitation in the warrant.

*	The percentage calculation is based on 4,209,809 shares of Common Stock outstanding, as represented by the Issuer to be outstanding as of March 15, 2019, pursuant to the Securities Purchase Agreement referenced herein.

CUSIP No. 60937K206

(1)	Names of Reporting Persons CJSC S7 Group
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,583,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,583,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,583,000[1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 89.4%* (see Item 5)
(14)	Type of Reporting Person (See Instructions) HC

(1)	Comprised of (i) a warrant owned by S7 Finance B.V. convertible commencing on June 18, 2019 into 34,750,000 shares of Common Stock at an exercise price of $0.02158 per share and (ii) 833,000 shares of Common Stock issuable upon conversion of Series H Convertible Preferred Stock owned by S7 Finance B.V. Until July 19, 2019, conversion of the Series H Convertible Preferred Stock into shares of Common Stock was limited due to a 4.99% beneficial ownership limitation. Excludes 166,600 shares of Common Stock issuable upon exercise of a warrant owned by S7 Finance B.V. at an exercise price of $10.00 per share due to a 4.99% beneficial ownership limitation in the warrant.

*	The percentage calculation is based on 4,209,809 shares of Common Stock outstanding, as represented to be outstanding as of March 15, 2019 by the Issuer pursuant to the Securities Purchase Agreement referenced herein.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $.001 per share (“Common Stock”), of MoneyOnMobile, Inc., a Texas corporation (the “Issuer”), whose principal executive offices are located at 500 North Akord Street, Suite 2850, Dallas, Texas 78201.

Item 2. Identity and Background.

(a) This Schedule 13D is jointly filed by (i) S7 Finance B.V., a corporation organized under the laws of The Netherlands (“S7 Finance”), (ii) JSC Siberia Airlines, a Russian public joint stock company and the sole shareholder of S7 Finance (“Siberia Airlines”), and (iii) CJSC S7 Group, a Russian closed joint stock company and the sole shareholder of Siberia Airlines. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, dated as of August 12, 2019, a copy of which is filed herewith as Exhibit 1.

(b) The principal office and business address of S7 Finance is Tower A, Level 12, Strawinskylaan 1209, 1077 XX Amsterdam, The Netherlands. The principal office and business address of Siberia Airlines is Mozzherina Prospect, Building 10, Office 201, 633104, Town of Ob, Novosibirsk Region, Russia. The principal office and business address of S7 Group is Room 1, area XVII, floor 2, 7 Petrovka Street, Moscow, Russia 107031.

( c ) The principal business of S7 Finance is financial holding company that invests in projects, finance instruments and facilities. The principal business of Siberia Airlines is passenger and cargo transportation services. The principal business of S7 Group is to serve as a parent holding company to its direct and indirect subsidiaries.

(d)-(e ) During the last five years, none of the Reporting Persons has, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule 1, Schedule 2 or Schedule 3 attached hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) None of the persons listed on Schedule 1, Schedule 2 and Schedule 3 are citizens of the United States. The citizenship of such persons is set forth on Schedule 1, Schedule 2 and Schedule 3 attached hereto.

Information regarding the executive officers and directors of the Reporting Persons is set forth on Schedule 1, Schedule 2 and Schedule 3 attached hereto, which Schedules are hereby incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On March 18, 2019, S7 Finance purchased a senior secured note of the Issuer due March 18, 2021 in the aggregate principal amount of $750,000 (the “2019 Note”) and a five year warrant (the “2019 Warrant”) to purchase 34,750,000 shares of Common Stock at an exercise price of $0.02158 per share, for an aggregate purchase price of $750,000, pursuant to a securities purchase agreement (the “Securities Purchase Agreement”), dated as of March 15, 2019, by and among the Issuer, S7 Finance and certain other investors named therein. At the closing on March 18, 2017, S7 Finance paid $300,000 less $26,000 representing amounts previously advanced to the Issuer on January 22, 2019 and February 21, 2019. The 2019 Note provides for the remaining $450,000 of the purchase price to be funded over a period of five months following the closing as and when requested by the Issuer, subject to Board approval of the use of the funds and subject to the Issuer’s compliance with certain covenants and conditions specified in the Securities Purchase Agreement and the related transaction documents. As of the date of this Schedule 13D, all of S7 Finance's purchase price has been funded. The source of funding for the transaction was available cash on hand. The exercise price of the 2019 Warrant, if exercised, will be funded by S7 Finance out of its available cash on hand.

The 1,666 shares of Series H Convertible Preferred Stock (the "Series H Preferred Stock") which are currently convertible into 833,333 shares of Common Stock, and the five-year warrant (the “2018 Warrant”) to purchase 166,600 shares of Common Stock at an exercise price of $.50 owned by S7 Finance and disclosed in this Schedule 13D but excluded from the beneficial ownership calculation due to a 4.99% beneficial ownership limitation described elsewhere herein, were purchased by S7 Finance on February 7, 2018 for an aggregate purchase price of $4,998,000, pursuant to a subscription agreement entered into on January 31, 2018 between the Issuer and S7 Finance (the “Subscription Agreement”). The funds used by S7 Finance to purchase such preferred stock and warrants were derived from available cash on hand.

The foregoing description of the Securities Purchase Agreement and the Subscription Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Securities Purchase Agreement, the 2019 Note, the 2019 Warrant and the Subscription Agreement, which are filed hereto or incorporated by reference as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth or incorporated in Item 3 and Item 6 hereof are incorporated in this Item 4 by reference.

The purpose of the acquisition of the 2019 Note and 2019 Warrant reported in this Schedule 13D which triggered the filing of this Schedule 13D, and which was supplemental to S7 Finance's $4,998,000 investment on February 7, 2018 of the Series H Preferred Stock and the 2018 Warrant, was to fund, influence and control the strategy and direction of the Issuer litigation and other proceedings previously disclosed by the Issuer in its filings with the Securities and Exchange Commission (the “SEC”), relating to the alleged unauthorized transfer by the Issuer’s subsidiary in India, My Mobile Payments Ltd. (“MMPL”), of 50.5% of the issued and outstanding voting shares of MMPL to LI Digital Payments Processing Limited (“LIDPPL”), a new entity established by certain Indian members of the MMPL Board and in which the Issuer has no ownership interest, and the alleged illegal and coerced resignations of all employees of MMPL and Digital Payment Processing Limited (“DPPL”), another India subsidiary of the Issuer, to become employees of LIDPPL (the “India Dispute Matters”). The Issuer is challenging these actions in India, UK and the United States in courts and/or arbitration and other proceedings with the primary purpose to overturn all actions made by the MMPL Board from August 1, 2018, including the return of MMPL and DPPL to subsidiaries of the Issuer and restoration of their operations.

The purchase of the 2019 Note and the 2019 Warrant was one of an issue of up to $1,200,000 of aggregate principal amount of senior secured notes due March 18, 2021 (the “Senior Notes”) and warrants (the “2019 Warrants”) representing the right to purchase up to 55,600,000 shares of Common Stock issued pursuant to the Securities Purchase Agreement. In connection with the Securities Purchase Agreement, the Issuer agreed to take all reasonable efforts to fix the size of the Board of Directors at five members and not to increase the size of the Board for as long as the Senior Notes are outstanding without the consent of holders of a majority in aggregate principal amount of the Senior Notes. Pursuant to the Securities Purchase Agreement S7 Finance has the right to appoint three members of the Issuer’s Board, with the remaining two members to be appointed by the Issuer’s shareholders. In addition, for so long as the Senior Notes are outstanding, the holders of a majority of the aggregate principal amount of the Senior Notes have the right to appoint one observer to participate in each meeting of the Board of Directors. The Securities Purchase Agreement also provides for the establishment of a special committee to review and supervise the conduct of litigation matters, comprised of up to three directors, of which a majority of the directors shall consist of directors designated by S7 Finance, if S7 Finance shall have designated directors. Additionally, pursuant to the Securities Purchase Agreement, the Issuer appointed for a period of two years Abeezar E. Faizullabhoy, a senior partner at Argus Partners, located in Mumbai, India, who has acted and continues to act as a legal advisor to S7 Finance, attorney-in-fact for and on behalf of the Issuer to perform and execute certain specified acts and deeds related to, arising out of or connected with current, pending and future matters and proceedings initiated/to be initiated in India or elsewhere arising out of or resulting from or connected in whole or in part with the India Dispute Matters.

In connection with the Securities Purchase Agreement, Harold Montgomery, the Chief Executive Officer and Chairman of the Board of the Issuer, agreed with S7 Finance that he would resign from his position as Chief Executive Officer of the Issuer if requested by the Board of Directors and, to evidence such agreement he delivered to S7 Finance, an executed undated resignation letter addressed to the Board of Directors providing for his resignation as Chief Executive Officer of the Issuer.

The Series H Preferred Stock and the 2018 Warrant acquired by S7 Finance on February 7, 2018 described elsewhere herein were acquired for investment purposes because the Reporting Persons believed the securities represented an attractive investment opportunity.

The foregoing description of the Securities Purchase Agreement, the Senior Notes and the 2019 Warrants and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full texts of the Securities Purchase Agreement, the Senior Notes and the 2019 Warrants, which are attached hereto as Exhibit 2, Exhibit 3, and Exhibit 4, respectively, and are incorporated herein by reference.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer. This evaluation may be based on various factors, including but not limited to their ongoing assessment of developments with respect to the India Dispute Matters, the Issuer’s business and financial condition and results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as the availability of other investment opportunities and/or other considerations. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock that the Reporting Persons may hereafter acquire through the exercise of the 2019 Warrant or the 2018 Warrant, or conversion of the Series H Convertible Preferred Stock. In addition, the Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of Directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the India Dispute Matters and may engage in discussions with some or all of these parties as a result of developments with respect to the India Dispute Matters or concerning the composition of the Issuer’s board of directors and management, strategy, and future plans of the Issuer, including the possibility of exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the Board of Directors of the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) By virtue of the relationships described in Item 2(a) of this Schedule 13D, each of the Reporting Persons may be deemed to beneficially own 35,583,000 shares of Common Stock, representing approximately 89.4% of the outstanding shares of Common Stock, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentage used herein is based on 4,209,809 shares of Common Stock outstanding which is the number of shares of Common Stock represented by the Issuer in the Securities Purchase Agreement to be issued and outstanding as of March 15, 2019. The shares of Common Stock beneficially owned by the Reporting Persons consist of (i) 34,750,000 shares of Common Stock issuable upon exercise of a warrant owned by S7 Finance at an exercise price of $0.02158 per share and (ii) 833,333 shares of Common Stock issuable upon conversion of 1,666 shares of Series H Preferred Stock owned by S7 Finance. The beneficial ownership calculation excludes 166,600 shares of Common Stock issuable upon exercise of a warrant owned by S7 Finance at an exercise price of $10.00 per share because such warrant contains a limitation preventing S7 Finance from exercising any portion of such warrant to the extent that upon exercise S7 Finance would beneficially own Common Stock in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such issuance.

Until her death on March 31, 2019, Nataliya Fileva, a Russian citizen, owned 99.8681% of S7 Group and, therefore, as the ultimate controlling person of the Reporting Persons, may also have been deemed a beneficial owner of the same 35,583,000 shares of Common Stock owned by S7 Finance. As of the date hereof, the distribution of the property and assets of Ms. Fileva’s estate, including the shares she owned of S7 Group, is not complete. Accordingly, at the date hereof only the Reporting Persons are reported as beneficially owning the shares of Common Stock reported on this Schedule 13D.

(b) By virtue of the relationships described in Item 2(a) of this Schedule 13D, each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power of the 35,583,000 shares of Common Stock subject to this Schedule 13D.

(c) No Reporting Person nor, to the knowledge of the Reporting Persons, any person named in Schedule 1, Schedule 2 or Schedule 3 to this Schedule 13D has effected any transactions in the shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3, Item 4 and Item 5 hereof is hereby incorporated by reference herein.

Private Placement of Senior Notes and 2019 Warrants

Senior Notes

The Senior Notes bear interest at the rate of twelve percent (12%) per annum, payable at maturity. The Senior Notes are secured by a security interest in substantially all the personal property of the Issuer, now existing and hereafter acquired, pursuant to a security agreement dated March 15, 2019 between the Issuer and S7 Finance, as collateral agent for the holders of all Senior Notes sold pursuant to the Securities Purchase Agreement. The Senior Notes rank senior to all outstanding and future indebtedness of the Issuer. The Senior Notes contain non-financial covenants which limit the Company and certain subsidiaries from creating or incurring certain indebtedness, incurring liens, repurchasing, repaying or amending debt that is contractually subordinated to the Senior Notes, paying dividends, issuing equity interests in the Issuer, entering into certain fundamental transactions and affiliate transactions, and settling any material claim, without the written consent of the holders of at least a majority of the aggregate principal amount of the Senior Notes. The Issuer’s obligations under the Senior Notes are subject to acceleration upon the occurrence of specified events of default.

2019 Warrants

The 2019 Warrants are exercisable for five years beginning three months after the date of issuance at an initial exercise price of $0.02158 per share, subject to adjustment. The 2019 Warrants are subject to earlier exercise in the event that the Issuer proposes to present any matter to the shareholders of the Issuer for their action or consideration or to take a record of the holders of its Common Stock for any purpose. The exercise price of the 2019 Warrants and the number of shares issuable upon exercise of the 2019 Warrants (the “Warrant Shares”) is subject to adjustment in the event of stock splits, stock dividends, combinations, reclassifications, mergers, consolidations, distributions of assets, sales or transfers of substantially all assets, share exchanges or similar events and (b) certain dilutive issuances of (i) common stock or (ii) common stock equivalents at an effective price per share that is lower than the then exercise price. The 2019 Warrants contain certain cashless exercise rights if there is not an effective registration statement available covering the resale of the Warrant Shares.

Piggyback Registration Rights

Pursuant to the Securities Purchase Agreement, the Issuer granted to S7 Finance and the other investors certain piggyback registration rights covering the Warrant Shares in the event that the Issuer determines to register any of its securities for its own account or for the account of other security holders which permits the inclusion of the Warrant Shares. The Issuer also agreed, if requested by the holders of a majority in interest of the 2019 Warrants, to enter into a registration rights agreement regarding the Warrant Shares evidencing such rights, in substantially the form as the registration rights agreement dated as of April 28, 2011, between the Issuer and HD Special Situations II, LP., as filed as Exhibit 4.1 to the Issuer’s 8-K filed on May 4, 2011.

Subordination and Standstill Agreement

As a condition to the initial closing of the Securities Purchase Agreement, certain significant creditors of the Issuer (Laird Cagan, Cagan McAfee Capital Partners, LLC, Cagan Capital LLC (the “Cagan Parties”), and Mark Houghton-Berry and Luscinus Investments Ltd. (the “MHB Parties”)) agreed to forbear on collection efforts on their debt and to be subordinated in right of payment and security to the holders of the Senior Notes, up to a maximum of $1,500,000, pursuant to a subordination and standstill agreement (the “Subordination and Standstill Agreement”) made as of March 15, 2019, by and among S7 Finance, in its capacity as agent for the holders of the Senior Notes, the Cagan Parties, the MHB Parties and the Issuer.

The foregoing description of the terms of the Senior Notes, 2019 Warrants and Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the 2019 Note and 2019 Warrant, which are filed herewith as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and incorporated herein by reference.

Private Placement of Series H Convertible Preferred Stock and 2018 Warrant

Series H Preferred Stock

The Series H Preferred Stock is voluntarily convertible into shares of Common Stock of the Issuer at a conversion rate equal to the quotient determined by dividing (i) the stated value ($3,000) of the shares of Series H Preferred Stock to be converted and (ii) $6.00, subject to adjustment. The holders of the Series H Preferred Stock are entitled to vote together with all other classes and series of the stock of the Issuer as a single class on all actions to be taken by the stockholders of the Issuer, and are entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series H Preferred Stock held could be converted at the voluntary conversion price. Holders of Series H Preferred Stock are not be entitled to receive any dividends. Until July 19, 2019, conversion of the Series H Preferred Stock was limited due to a beneficial ownership limitation precluding conversions that would result in such holder’s beneficial ownership to exceed 4.99% of Common Stock outstanding. On July 19, 2019, the Issuer filed a Certificate of Amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series H Preferred Stock in its jurisdiction of incorporation to remove the 4.99% beneficial ownership limitation applicable to its Series H Preferred Stock. Upon a voluntary or involuntary liquidation, dissolution, or winding-up of the Issuer, including a sale, merger, consolidation, reorganization or other transaction which results in change in control, subject to certain exceptions, the holders of Series H Preferred Stock are entitled to receive the greater of: (i) their pro-rata share in the Issuer on an converted basis; or (ii) the sum of one times (1.0x) the Stated Value per share for each share of the Series H Preferred before any assets of the Issuer are paid out to the holders of Common Stock or any class of preferred stock designated subsequent to the issuance of the Series H Preferred.

2018 Warrant

The 2018 Warrant entitles S7 Finance to purchase up to 166,000 shares of Common Stock at an exercise price of $0.50 per share, subject to the limitations on exercise described below. The exercise price of the 2018 Warrant is subject to adjustment for stock splits, combinations or similar events. The 2018 Warrants may not be exercised, if after giving effect to the exercise, the holder of the 2018 Warrant would beneficially own in excess of 4.99% of the outstanding shares of Common Stock.

In connection with the purchase of Series H Preferred Stock and 2018 Warrant by S7 Finance, effective February 7, 2018, the Board of Directors of the Issuer elected Mr. Oleg Gordienko and Mr. Max V. Scherbakov as members of the Board. Mr. Gordienko serves as Investment Director at S7 Group and until June 28, 2019 Mr. Scherbakov served as a member of the Board of Directors of S7 Group. Mr. Gordienko and Mr. Scherbakov resigned from the Issuer's Board of Directors effective as of August 31, 2018.

The foregoing description of the terms of the Series H Preferred Stock, the Subscription Agreement and the 2018 Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Certificate of Designation of the Series H Preferred Stock, the Subscription Agreement and the Form of Warrant, which were filed as Exhibit 3.1, 99.1 and 99.2, respectively, of the Issuer’s Current Report on 8-K filed with the SEC on February 12, 2018, and incorporated herein by reference, and the Amendment to Certificate of Designation of Series H Preferred Stock, which was filed as Exhibit 3.1 of the Issuer's Current Report on 8-K filed with the SEC on July 16, 2019, and incorporated herein by reference.

Except for (i) the agreements described or incorporated by reference in this Schedule 13D and (ii) the Joint Filing Agreement attached as Exhibit 1 hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule 1, Schedule 2, and Schedule 3 hereto, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated August 12, 2019 by the Reporting Persons.

Exhibit 2	Securities Purchase Agreement, dated as of March 15, 2019, by and among MoneyOnMobile, Inc. and the investors named therein.

Exhibit 3	Secured Promissory Note of MoneyOnMobile, Inc. in favor of S7 Finance B.V. dated March 18, 2019.

Exhibit 4	Warrant to Purchase Common Stock issuable to S7 Finance B.V. dated March 18, 2019.

Exhibit 5	Subscription Agreement, dated as of February 8, 2018, by and between MoneyOnMobile, Inc. and S7 Finance B.V. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2018).

Exhibit 6	Certificate of Designation of Series H Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2019)

Exhibit 7	Amendment to Certificate of Designation of Series H Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 16, 2019).

Exhibit 8	Form of Warrant (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2018.)

Exhibit 9	Power of Attorney for S7 Finance B.V. (incorporated by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on August 12, 2019).

Exhibit 10	Power of Attorney for JSC Siberia Airlines (incorporated by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on August 12, 2019).

Exhibit 11	Power of Attorney for CJSC S7 Group (incorporated by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Persons on August 12, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2019

S7 Finance B.V.		JSC Siberia Airlines

By:	/s/ Dirk Slob	By:	/s/ Dirk Slob
Name: Dirk Slob		Name: Dirk Slob
Title: Attorney-In-Fact		Title: Attorney-In-Fact

CJSC S7 Group

By:	/s/ Dirk Slob
Name: Dirk Slob
Title: Attorney-In-Fact

Schedule 1

EXECUTIVE OFFICERS AND DIRECTORS OF

S7 FINANCE B.V.

The name, address, present principal occupation or employment, citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of S7 Finance B.V. are set forth below. S7 Finance B.V. does not have any executive officers.

Name	Capacity in which Serves	Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted	Citizenship
Alla Krasnogirevia	Director A	Deputy Director for the communication with financial institutions	S7 Group Room 1, area XVII, floor 2 7 Petrovka Street Moscow, Russia	Russia Federation
Jan Hendrik Siemssen	Director B	Senior Vice President	Maples Group Maples Fiduciary Services (Netherlands B.V.) Tower A, Level 12 Strawinskylaan, 1209 1077XX, Amsterdam The Netherlands	Dutch
Dirk Slob	Director B	Vice President	Maples Group Maples Fiduciary Services (Netherlands B.V.) Tower A, Level 12 Strawinskylaan, 1209 1077XX, Amsterdam The Netherlands	Dutch

Schedule 2

EXECUTIVE OFFICERS AND DIRECTORS OF

JSC SIBERIA AIRLINES

The name, present principal occupation or employment, citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and members of the Board of Directors of JSC Siberia Airlines are set forth below:

Name	Capacity in which Serves	Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Principal Occupation Conducted	Citizenship
Vladimir Nikolaevich Obedkov	CEO	CEO	JSC “Siberia Airlines” 201 office, Prospekt Mozzherina 10,Ob,Novosibirskaya obl., Russia, 633104	Russian Federation
Anton Valentinovich Eremin	Member of the Board of the Directors	General Director	CJSC S7 Group, room 1, area XVII, floor 2, Petrovka street, 7 Moscow, Russia, 7107031	Russian Federation
Vladimir Vasilievich Perekrestov	Member of the Board of the Directors	General Director	«ENGINEERING» LLC, 9 building, territory airport Domodedovo, Domodedovo district, Moscow region, 142015	Russian Federation
Tatiana Sergueyevna Fileva	Member of the Board of the Directors	First Deputy General Director	CJSC S7 Group, room 1, area XVII, floor 2, Petrovka street, 7 Moscow, Russia, 7107031	Russian Federation
Evgenia Valerievna Savina	Member of the Board of the Directors	First Deputy General Director	CJSC S7 Group, room 1, area XVII, floor 2, Petrovka street, 7 Moscow, Russia, 7107031	Russian Federation
Tatiana Ivanovna Lomovtseva	Member of the Board of the Directors	General Counsel	CJSC S7 Group, room 1, area XVII, floor 2, Petrovka street, 7 Moscow, Russia, 7107031	Russian Federation
Vladislav Feliksovich Filev	Member of the Board of the Directors	Councilor to General Director	LLC “Globus”, 604 office, Prospekt Mozzherina 10 , Ob, Novosibirskaya obl., Russia, 633104	Russian Federation
Olesya Vladimirovna Mashkova	Member of the Board of the Directors	General Director	LLC «Amberfeldy Aviation Advisors» 313 office, Vozdvizhenka street, 10 Moscow, 125009	Russian Federation

Schedule 3

EXECUTIVE OFFICERS AND DIRECTORS OF

CJSC S7 GROUP

The name, present principal occupation or employment, citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and members of the Board of Directors of CJSC S7 Group are set forth below:

Name	Capacity in which Serves	Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Principal Occupation Conducted	Citizenship
Anton Valentinovich Eremin	CEO	CEO	CJSC “S7 Group” room 1, area XVII, floor 2, Petrovka street, 7, 107031, Moscow	Russian Federation
Vladislav Feliksovich Filev	Chairman, Member of the Board of the Directors	Counselor to the General Director	LLC “GloBus” 604 office, Prospekt Mozzherina 10,Ob,Novosibirskaya obl., Russia, 633104	Russian Federation
Tatiana Sergueyevna Fileva	Member of the Board of the Directors	First Deputy General Director	CJSC S7 Group, room 1, area XVII, floor 2, Petrovka street, 7 Moscow, Russia, 7107031	Russian Federation
Evgenia Valerievna Savina	Member of the Board of the Directors	First Deputy General Director	CJSC “S7 Group” room 1, area XVII, floor 2, Petrovka street, 7, 107031, Moscow	Russian Federation
Vladimir Nikolaevich Obedkov	Member of the Board of the Directors	General Director	JSC “Siberia Airlines” 201 office, Prospekt Mozzherina 10,Ob,Novosibirskaya obl., Russia, 633104	Russian Federation
Tatiana Ivanovna Lomovtseva	Member of the Board of the Directors	General Counsel	CJSC “S7 Group” room 1, area XVII, floor 2, Petrovka street, 7, 107031, Moscow	Russian Federation
Vadim Anatolievich Klebanov	Member of the Board of the Directors	General Director	LLC “GloBus”, 604 office, Prospekt Mozzherina 10,Ob,Novosibirskaya obl., Russia, 633104	Russian Federation
Vladimir Vasilievich Perekrestov	Member of the Board of the Directors	General Director	«ENGINEERING» LLC, 9 building, territory airport Domodedovo, Domodedovo district, Moscow region, 142015	Russian Federation
Maxim Sergeevich Pershin	Member of the Board of the Directors	Counselor to the General Director	CJSC “S7 Group” room 1, area XVII, floor 2, Petrovka street, 7, 107031, Moscow	Russian Federation